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                              April 28, 2021

       Tom Adams
       In-House Counsel
       Rockley Photonics Holdings Ltd
       3rd Floor 1 Ashley Road
       Altrincham, Cheshire
       United Kingdom, WA14 2DT

                                                        Re: Rockley Photonics
Holdings Ltd
                                                            Registration
Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-255019

       Dear Mr. Adams:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. You disclose that you are substantially dependent on two customers, Apple Inc. and another unnamed entity
and that these customers are responsible for 99%-100% of your revenue. Please
identify the other customer and tell us what consideration you have given to filing your
agreements with these entities as material contracts under Item 601(b)(10) of
                                                        Regulation S-K.
   2. In several locations, you allude to CFIUS approval. Please provide a materially complete discussion of the
matters and personnel under CFIUS review and how this impacts the current and prospective
operations of Rockley and SC Health.
 Tom Adams
FirstName   LastNameTom  Adams
Rockley Photonics  Holdings Ltd
Comapany
April       NameRockley Photonics Holdings Ltd
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Cover Page

3. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.
4. In the second paragraph, please provide a concise description of the consideration that SC
         Health securityholders will receive in the transaction.
Questions and Answers about the Business Combination and the General Meeting, page 15

5. Please include a section that discusses the interests that the current officers and directors have in the business combination. Please quantify the return that the officers and directors will receive on their initial investments by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes to your disclosure throughout the proxy statement/prospectus.
6. Please include a section stating that the board did not include a third-party valuation or fairness opinion.
What happens if the Business Combination is not consummated?, page 22

7. Please update your disclosure to reflect the new expiration date. Background of the Business Combination, page 130

8. Please revise your disclosure in this section to include negotiations relating to the material terms of the transaction. For example, please elaborate on the "remaining open issues"
         referenced in the first paragraph on page 134.
Certain Rockley Projected Financial Information, page 137

9. Please describe specifically the "estimates and assumptions" used in generating the projected financial information. Explain how these estimates and assumptions relate to financial forecasts in the disclosure, including the figures presented in the table on page
         138.
10. We note your attempt to limit reliance on the financial projections. Please explain the basis for your ability to disclaim responsibility for the information that you disclose and in doing so, please explain what you mean by the phrase "except to the extent required by applicable federal securities laws."
Certain Material U.S. Federal Income Tax Considerations, page 154

11. Please delete the term "certain" from the title and first sentence of this section. We note that counsel will file the tax opinion by amendment. If counsel elects to file a short form tax opinion, both the opinion and the information the proxy statement/prospectus must state clearly that this discussion constitutes counsel's opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding the treatment of the transaction under Sections 351 and 368 and remove language stating that it is intended
 Tom Adams
Rockley Photonics Holdings Ltd
April 28, 2021
Page 3
         that certain material tax consequences will apply. Refer to Section III of Staff Legal
         Bulletin No. 19.
Information about Rockley
Company Overview, page 185

12. Please revise to clarify whether your products are still in the development stage or if you have begun production and shipment.
Rockley's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 207

13. We note your disclosure that you are engaged or in contract with entities which collectively account for over 55% market share of wearable devices. Please revise to clarify what you mean by "engaged" and describe the nature of the contracts that you have entered into.
Exhibit Index, page II-1

14. We note that the Form of Warrant Agreement filed as exhibit 4.1 contains an exclusive forum provision. Please disclose the provision in the proxy statement/prospectus. Your disclosure should state whether the provision will apply to actions arising under the
         Securities Act or Exchange Act and should include related risk factor disclosure. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTom Adams                                    Sincerely,
Comapany NameRockley Photonics Holdings Ltd
                                                               Division of
Corporation Finance
April 28, 2021 Page 3                                          Office of
Manufacturing
FirstName LastName